Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. 1400 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change August 26, 2010
Item 3	News Release The news release dated August 26, 2010 was disseminated through Marketwire’s US and Canadian Timely Disclosure Network.
Item 4	Summary of Material Change Silver Standard Resources Inc. reports the results of diamond drilling on the Snowfield Project.
Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated August 26, 2010.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate Development 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 26th day of August, 2010

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August 26, 2010	News Release 10-23

SNOWFIELD GOLD ZONE SIGNIFICANTLY EXPANDED

Vancouver, B.C. – Silver Standard Resources Inc. is pleased to report that ongoing diamond drilling of the Snowfield Project has significantly expanded known mineralization to the south and southeast. Most of the new mineralization is in areas previously classified as waste in the Preliminary Assessment announced in June 2010. The wholly-owned Snowfield Project is located 65 kilometers north of the town of Stewart in British Columbia, Canada.

A number of step-out drill holes successfully expanded the gold-copper phase of the mineralization to the southeast by approximately 450 meters. As noted in the highlights below, average copper grades appear to be increasing to the southeast. Highlights of these holes included:

•	MZ-97 intersected 217 meters (714 feet) averaging 0.84 grams of gold per tonne and 0.12% copper.

•	MZ-90 intersected 285 meters (935 feet) averaging 0.46 grams of gold per tonne and 0.28% copper, including 32 meters (103 feet) averaging 0.67 grams of gold per tonne and 0.77% copper.

•	MZ-105 intersected 113 meters (369 feet) averaging 0.35 grams of gold per tonne and 0.30% copper, including 35 meters (113 feet) averaging 0.66 grams of gold per tonne and 0.46% copper.

Three step-out holes extended the gold-molybdenum mineralization by approximately 600 meters to the south.  Highlights included:

•	MZ-103 intersected 234 meters (768 feet) averaging 0.62 grams of gold per tonne and 0.05% copper.

•	MZ-82 intersected 95 meters (312 feet) averaging 0.78 grams of gold per tonne and 0.03% copper.

•	MZ-81 intersected 68 meters (223 feet) from surface averaging 0.48 grams of gold per tonne and 0.01% copper.

This drilling is part of an initial 42,000-meter program of infill and step-out drilling on the Brucejack and Snowfield properties, of which 18,000 meters is dedicated to Snowfield. See Table 1 for selected intervals from 17 of the first 31 holes drilled this year on the Snowfield Zone. The remainder of the holes were either metallurgical (which were not sampled) or condemnation holes (which had no significant values).

An update of the Preliminary Assessment for the combined Snowfield-Brucejack property is expected to be completed in the third quarter of 2010 and will not include results from the 2010 drilling campaign.

The Snowfield project currently hosts measured and indicated gold resources of 19.77 million ounces and inferred gold resources of 10.05 million ounces, along with resources in copper, silver, and molybdenum based on a cut-off of 0.35 grams of gold-equivalent/tonne. (See news release dated December 1, 2009 and Silver Standard’s NI 43-101 Technical Report, dated effective December 1, 2009). A new resource estimate that includes the 2010 drill results is anticipated in the fourth quarter of 2010.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Senior Vice President, Exploration, Silver Standard Resources Inc., is the Qualified Person responsible for Silver Standard’s exploration programs.

Silver Standard Resources Inc. is a silver mining company that seeks growth through discovery, the development of its project pipeline, and accretive acquisition opportunities.

Contact:

Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

Forward Looking Statements: Certain statements in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements. Forward-looking statements include, without limitation, the estimation of mineral reserves and resources, the timing and amount of estimated future production, costs of production, and costs and timing of development of new deposits. Such risks and uncertainties include, but are not limited to, the timing to complete drilling programs at the Company’s exploration projects; differences in U.S. and Canadian practices for reporting mineral resources and reserves; risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits; the Company's ability to raise sufficient capital to fund development; changes in economic conditions or financial markets; uncertainty of production and cost estimates; the Company's history of losses and expectation of future losses; changes in prices for the Company's mineral products or increases in input costs; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina, Australia, Canada, Chile, Mexico, Peru, the United States and other jurisdictions in which the Company may carry on business; technological and operational difficulties or inability to obtain permits or land use agreements in connection with exploration and development activities; labour relations matters; and changing foreign exchange rates, all of which are described more fully in the Company's most recent Form 20-F and other filings with the Securities and Exchange Commission. The Company does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law.

Cautionary note to U.S. investors: The terms "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101") under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves. We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will ever be converted into reserves. "Inferred mineral resources" in particular have a great amount of uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable. Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.

(Source: Silver Standard Resources Inc.)

Table 1: Selected Snowfield Zone Drill Results(1) – August 2010

Hole Number	From (meters)	To (meters)	Interval (meters)	Gold Grade (g/tonne)	Copper Grade (%)	Comments
MZ-75	106.5	139.0	32.5	0.87	0.14	Coffee Pot Zone
MZ-77	23.6	50.7	27.1	0.64	0.07	Coffee Pot Zone
MZ-81	2.1	70.5	68.4	0.48	0.01	Southern Step-Out
	200.7	226.2	25.5	0.52	0.01
MZ-82	32.5	127.5	95.0	0.78	0.03	Southern Step-Out
	282.0	298.1	16.1	0.57	0.02
MZ-85	2.9	334.8	331.9	0.55	0.04	Eastern Step-Out
MZ-86	20.0	69.5	49.5	0.47	0.09	Geotechnical Hole
	92.5	107.5	15.0	0.58	0.10
	402.0	437.9	35.9	0.68	0.07
MZ-87	26.5	94.0	67.5	0.72	0.04	Eastern Step-Out
	118.9	213.5	94.6	0.71	0.08
MZ-88	14.4	251.5	237.1	0.67	0.06	Western Step-Out
incl.	26.0	69.5	43.5	0.98	0.07
MZ-90	85.0	370.0	285.0	0.46	0.28	Eastern Step-Out
incl.	241.0	272.5	31.5	0.67	0.77
MZ-94	121.5	193.5	72.0	0.73	0.09	Eastern Step-Out
MZ-95	3.3	292.0	288.7	1.02	0.21	Geotechnical Hole
incl.	221.5	287.5	66.0	1.42	0.34
MZ-96	0.9	175.4	174.4	1.14	0.02	Geotechnical Hole
MZ-97	4.0	221.5	217.5	0.84	0.12	Eastern Step-Out
	289.5	407.0	117.5	0.54	0.06
MZ-100	68.5	177.0	108.5	0.73	0.10	Eastern Step-Out
	295.5	387.0	91.5	0.61	0.09
MZ-103	1.8	236.0	234.2	0.62	0.05	Southern Step-Out
incl.	1.8	53.0	51.2	0.95	0.03
MZ-104	153.0	222.0	69.0	0.48	0.27	Eastern Step-Out
MZ-105	1.5	114.0	112.5	0.35	0.30	Eastern Step-Out
incl.	22.5	57.0	34.5	0.66	0.46

(1) True thickness to be determined. Kenneth C. McNaughton, M.A.Sc., P.Eng., and Senior Vice President, Exploration, Silver Standard Resources Inc., is the Qualified Person (QP) responsible for the Snowfield Project exploration program and has verified and supervised the preparation of the data in the table above. All samples were submitted for preparation and analysis by ALS Chemex at its facilities in Terrace, B.C. All samples were analyzed using aqua multi-digestion with ICP finish. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,000 ppm silver were fire assayed with a gravimetric finish. Samples with over 10 ppm gold were fire assayed with a gravimetric finish. One in 10 samples was blank, one in 20 was a standard sample, and differing one in 20 samples was a field duplicate one-quarter core assayed at ALS Chemex in Vancouver, B.C.

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